May 12, 2021 VIA EDGAR United States Securities and Exchange CommissionDivision of Corporation Finance; Office of Life Sciences Attn: Ms. Park 100 F. Street, N.E.Washington, D.C. 20549

Re: Know Labs, Inc. (the "Company")Registration Statement on Form S-1File No. 333-255918

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00 PM Eastern Daylight Time on May 14, 2021, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

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Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
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The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
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The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, KNOW LABS, INC. By: /s/ Ronald P. Erickson Name: Ronald P. Erickson Title: Chairman of the Board and Interim Chief Financial Officer

cc:	Lockett + Horwitz, A Prof. Law Corp.
Jessica M. Lockett, Esq.

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Know labs, Inc. | 500 Union Street | Suite 810 | Seattle, WA 98101
Tel: 206.903.1351 | Email: hello@knowlabs.co